FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press Release dated January 31, 2007, entitled, “José Manuel Loureda and Manuel Raventós Appointed Members of the Repsol YPF Board of Directors.”

2.	Official Notice dated January 31, 2007, regarding the appointment of new board members.

Item 1

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, January 31, 2007

At the proposal of Sacyr Vallehermoso and “la Caixa”

JOSÉ MANUEL LOUREDA AND MANUEL RAVENTÓS

APPOINTED MEMBERS OF THE REPSOL YPF

BOARD OF DIRECTORS

Today, Repsol YPF’s Board of Directors appointed Jose Manuel Loureda and Manuel Raventós as new board members, classified as institutional outside directors of Sacyr Vallehermoso and Caja de Ahorros y Pensiones de Barcelona “la Caixa”, respectively.

Manuel Raventos, third vice chairman of “la Caixa”, replaces Ricardo Fornesa, chairman of stated entity. José Manuel Loureda, Board Member of Sacyr Vallehermoso, replaces the outgoing independent outside director Ignacio Bayón.

In representation of the Board, Antonio Brufau, Chairman of Repsol YPF, welcomed the new board members and expressed its thanks to Ricardo Fornesa and Ignacio Bayón for their professional contributions during their tenure.

Mr. José Manuel Loureda Mantiñán

Civil Engineer, initiated his professional career at Ferrovial, where he attained the post of Deputy Director of Construction. Founder of Sacyr, and CEO until the year 2000, and subsequently the chairman of the Board, was named chairman of the Group after the merger between Sacyr and Vallehermoso. Currently, he is member of the Board of Directors of Sacyr Vallehermoso, as well as chairman of Valoriza, a service company subsidiary of the group.

Mr. Manuel Raventós Negra

Agricultural Engineer by Escuela Técnica Superior de Ingenieros Agrónomos of Madrid, has an extensive professional curriculum noting his outstanding experience as third vice chairman of the Board of Directors of “la Caixa”, vice chairman of the Board of AGBAR and chairman and CEO of Cava Raventós i Blanc. Additionally, he is Director of the Patronal Catalana Foment del Treball Nacional, Escuela Superior de Administración y Dirección de Empresas (ESADE) and Institució Cultural del CIC.

Item 2

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, 31st January 2007

Today Repsol YPF’s Board of Directors, with the previous favourable report by the Nomination and Compensation Committee, appointed Mr. José Manuel Loureda Mantiñán and Mr. Manuel Raventós Negra as new board members, classified as institutional outside directors of Sacyr Vallehermoso, S.A. and “la Caixa”, respectively.

These appointments correspond to the vacancies produced by the resignations of Mr. Ignacio Bayón Mariné and Mr. Ricardo Fornesa Ribó as board members.

Likewise, the Board of Directors also passed the following resolutions:

•	To appoint Mr. Luis Fernando del Rivero Asensio as member of the Delegate Committee.

•	To appoint Mr. Artur Carulla Font as member of the Audit and Control Committee.

•	To accept the resignation of Mr. Javier Echenique Landiribar as member of the Strategy, Investment, and Competition Committee and to appoint him as member of the Audit and Control Committee.

•	To appoint Mr. Manuel Raventós Negra as member of the Nomination and Compensation Committee.

•	To appoint Messrs. Juan Abelló Gallo and José Manuel Loureda Mantiñan as members of the Strategy, Investment, and Competition Committee.

With the appointments of Messrs. Raventós and Loureda, which will be subject to ratification at the next General Shareholders’ Meeting, and the appointments related to the board’s committees, the Board of Directors of Repsol YPF and its Committees are composed as follows:

Official Notice

Board of Directors:

Chairman:	Mr. Antonio Brufau Niubó

Directors:	Mr. Juan Abelló Gallo
Ms. Paulina Beato Blanco
Mr. Artur Carulla Font
Mr. Carmelo de las Morenas López
Mr. Luis Fernando del Rivero Asensio
Mr. Javier Echenique Landiribar
Mr. Antonio Hernández-Gil Álvarez-Cienfuegos
Mr. José Manuel Loureda Mantiñán
Mr. Jorge Mercader Miró
Pemex Internacional España, S.A.
Mr. Manuel Raventós Negra
Mr. Henri Philippe Reichstul
Mr. Luis Suárez de Lezo Mantilla (*)

(*)	Director Secretary of the Board of Directors

Delegate Committee:

Mr. Antonio Brufau Niubó (Chairman)

Mr. Luis Fernando del Rivero Asensio

Mr. Javier Echenique Landiribar

Mr. Antonio Hernández-Gil Álvarez-Cienfuegos

Mr. Jorge Mercader Miró

Pemex Internacional España, S.A.

Mr. Henri Philippe Reichstul

Mr. Luis Suárez de Lezo Mantilla

Audit and Control Committee:

Ms. Paulina Beato Blanco (Chairman)

Mr. Artur Carulla Font

Mr. Carmelo de las Morenas López

Mr. Javier Echenique Landiribar

2

Official Notice

Nomination and Compensation Committee:

Mr. Antonio Hernández-Gil Álvarez-Cienfuegos (Chairman)

Mr. Artur Carulla Font

Mr. Manuel Raventós Negra

Strategy, Investment and Competition Committee:

Pemex Internacional España, S.A. (Chairman)

Mr. Juan Abelló Gallo

Mr. José Manuel Loureda Mantiñán

Mr. Jorge Mercader Miró

*  *  *

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: January 31, 2007	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer